

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Abbott Cooper
Managing Member
Driver Management Company LLC
250 Park Avenue
7th Floor
New York, NY 10177

> **Re: REPUBLIC FIRST BANCORP INC**
> **PREN14A filed January 14, 2022**
> **Filed by Driver Management Company LLC, et al.**
> **SEC File No. 0-17007**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREN14A filed January 14, 2022 by Driver Management Company LLC et al.

Additional Participant Information, page 16

1. Briefly describe the interests of each participant (by security holding or otherwise) in this solicitation. See Item 5 of Schedule 14A. In this regard, we note (for example) that some of these participants also appear to be investors in other banking entities.

2. Disclose the amount of any margin loans used to purchase First Republic securities. See Item 5(b)(1)(vii) of Schedule 14A.

Form of Proxy, page 23

3. We note the following statement on the proxy card: "Driver intends to use the proxy to vote 'FOR' Mr. Bartholomew, Ms. Bundy and Mr. Sinkfield." Clarify that you are referencing a proxy card that is signed but unmarked as to the election contest.

General

4. We note that a DFAN14A that you filed January 5, 2022 includes a Notice of Filing and Application to acquire greater than 10% of a Pennsylvania bank. Update your filing to discuss this application, its status, the timing of any required approval and how it relates to and may impact your attempt to gain three seats on the board of directors of First Republic Bancorp.

5. Describe your plans for First Republic if some or all of your nominees are elected to the board of directors. Your revised disclosure should specifically describe what changes you will attempt to make at the company, while noting that your nominees will represent a minority of the board.

6. Where you state the number of common shares you and your affiliates hold in First Republic throughout the proxy statement, indicate the percentage ownership they hold. To the extent this figure cannot be finalized until you know the total number of common shares outstanding, the information may be bracketed. See generally, Item 5(b)(1)(x) of Schedule 14A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions